COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219 www.bakerdonelson.com

MARK L. MILLER

Direct Dial: (615) 726-5740

Direct Fax: (615) 744-5740

E-Mail Address: mlmiller@bakerdonelson.com

August 5, 2005

Mr. William Friar

Senior Financial Analyst

Securities and Exchange Commission
Mail Stop 0408

455th Street, N.W.

Washington, D.C. 20549

Re:                               Tennessee Commerce Bancorp, Inc. (the “Company”)
Registration Statement on Form 10
Filed April 29, 2005
File No.  0-51281

Dear Mr. Friar:

We have received and reviewed your letter dated May 25, 2005 commenting on the above-referenced Registration State on Form 10.  To comply with your comments, the Company will file an Amendment to the Form 10 (the “Amendment”) with the Securities and Exchange Commission (the “Commission”).  Our responses to the staff’s comments are set forth below.  For your convenience, your comments and our responses have been numbered to correspond to the numbers assigned to your comments.  Comments are in italics and responses are in plain text.  Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement on Form 10.

Business, page 1

Market Area and Competition, page 2

1.                                         COMMENT: Please provide disclosure regarding the economic area in which you do business.  For example, describe the nature of employment in this area, give demographic figures, and describe any material changes in these factors.

RESPONSE: We have revised the disclosure in accordance with your comment.  Additional demographic information including the changes since 2000 is added in the 3rd paragraph under the referenced section. In addition, projections of pertinent data is presented in Item 2 in the second paragraph under “Overview.”

Business, page 4

2.                                         COMMENT: Disclose whether Tennessee Commerce Bancorp has any plans to conduct any business apart from the activities of the bank.

RESPONSE: We have revised the disclosure in accordance with your comment.  A statement that Tennessee Commerce Bancorp, Inc. does not have plans to conduct any business apart from the activities of the Bank is added in the 1st paragraph under Item 1 “General.”

Selected Financial Data, page 13

3.                                         COMMENT: We suggest that you include two additional ratios, the allowance for loan losses to total assets and the allowance for loan losses to nonperforming assets.

RESPONSE: We have revised the disclosure in accordance with your comment, and the additional ratios are added.

Management’s Discussion and Analysis

Forward-looking Statements, page 14

4.                                         COMMENT: Please delete all reference to the Private Securities Litigation Reform Act.  It is inapplicable in this context, because Tennessee Commerce Bancorp is not currently a reporting company.  See Section 21E(a)(1) of the Exchange Act.

RESPONSE: We have revised the disclosure in accordance with your comment, and the deletion is made.

Change in Results of Operations, page 14

5.                                         COMMENT: Please review the guidance in Item 303(b)(1)(iv-vii) of Regulation S-B and revise to present an expanded discussion of your financial condition, changes in financial condition and results of operations for each of the reported periods.  Provide reasons for changes in significant line items.  Please address the key variables and other qualitative and quantitative factors necessary to understand and evaluate your business.  For example, we noted the following:

•                  Your operations experienced double digit growth in all the major accounts on both your income statement and balance sheet; however, no discussion was provided to address the economic and strategic drivers for this growth or whether the growth can be sustained.

RESPONSE: We have revised the disclosure in accordance with your comment.  Additional information and discussion is added as follows –

Overview – paragraphs 2, 3 and 4

Net Interest Income – paragraphs 2 and 3

Investments – paragraph 1

Net Interest Margin Analysis – paragraphs 2, 3 and 4

Noninterest Expense – paragraph 2

Changes in Financial Condition – Assets – paragraph 3

Credit Risk Management and Reserve for Loan Losses – paragraph 2

Capital Adequacy – paragraph 1

Quantitative and Qualitative Analysis of Market Risk – paragraph 7

Provision for Loan Losses, page 17

6.                                         COMMENT: Please revise to include a discussion of significant loan charge-offs for the periods presented.  For example, we noted that you had an $819 thousand single loan charge-off in 2004.  Please include details such as the type of loan, loan amount and unique facts and circumstances, which contributed to the timing and amount of loan charged-off.  Disclose whether you have loans with similar risk and/or industry concentration, as applicable.

RESPONSE: We have revised the disclosure in accordance with your comment.  Additional information and discussion is added in paragraph 4 of the referenced section.

Loan Policy, page 28

7.                                         COMMENT: Please revise your discussion to include descriptions of the products comprising each major loan category including but not limited to the underwriting policies and the related risk components.

RESPONSE: We have revised the disclosure in accordance with your comment.  Additional information on components of loan categories and underwriting policies is added in paragraphs 1, 2 and 9 through 13 in the referenced section.

8.                                         COMMENT: Please revise to explain the reasons for changes in each of the elements and components of the loan loss allowance, specifically addressing the increase of $1.3 million in your total provision for loan losses from 2003 to 2004.  Disclose how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end.

Quantify and explain:

•                  how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

•                  how changes in estimation methods and assumptions affected the allowance;

•                  how actual changes and expected trends in nonperforming loans affected the allowance;

•                  how the level of your allowance compares with historical net loss experience.

RESPONSE: We have revised the disclosure in accordance with your comment.  Additional information as described above is added in paragraphs 9 through 13 in the referenced section.

Critical Accounting Policies

Recently Issued Accounting Standards, page 37

9.                                         COMMENT: Please revise to include an accounting policy specifically addressing the impact of other than temporary impairments on your available-for-sale securities.  Please refer paragraph 6-19 of EITF Abstracts No. 03-1.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added in the 3rd paragraph in the referenced section.

Directors and Executive Officers, page 40

10.                                   COMMENT: Please state what is meant by an audit committee financial expert.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added in the 1st paragraph in the referenced section under Item 5.

11.                                   COMMENT: Please indicate when the term of each director expires.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added in the last column of the 1st table under Item 5.

12.                                   COMMENT: Please revise the biographical sketches generally to provide more dates to indicate how long current or recent positions have been held.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added to each biographical sketch.

Option Grants in 2004, page 46

13.                                   COMMENT: Please note the price of the common stock used to calculate the values in the last column of the second table.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added as a footnote to the presented table.

Employment Agreements, page 46

14.                                   COMMENT: Please provide a complete discussion of all material elements of the employment agreements.

RESPONSE: We have revised the disclosure in accordance with your comment.  Additional information is added to the 1st paragraph in the referenced section.

15.                                   COMMENT: Please note the dollar amount that would have been paid at 12/31/04 had the change of control provisions been triggered.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added to the 1st paragraph in the referenced section.

Market Price of and Dividends on the Corporation’s Common Stock and Other Shareholder Matters, page 48

16.                                   COMMENT: Please disclose the amount of funds currently available for distribution as dividends.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added to the 2nd paragraph in the referenced section.

Item 10 - Recent Sales of Unregistered Securities, page 49

17.                                   COMMENT: In each case, tell us the facts relied on for the exemption claimed.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added to each paragraph in the referenced section.

18.                                   COMMENT: For each mention of Section 3 of the Securities Act of 1933, revise to state what subsection was relied on.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added to each paragraph in the referenced section.

Item 11 - Description of Registrant’s Securities to be Registered, page 50

19.                                   COMMENT: Please delete the qualification in the second sentence of the first paragraph of the discussion of your common stock.  While the discussion may not include every detail, it should be a complete discussion of all material aspects.

RESPONSE: We have revised the disclosure in accordance with your comment, and the deletion is made.

Item 13 - Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 page F-7

20.                                   COMMENT: We note that gains on loan sales comprised approximately 60% of total non-interest income and 18% on net income before taxes in 2004.  Revise to include an accounting policy specifically discussing how you determine gain or loss on loan sales.  As a related matter, please provide us with a discussion detailing how you determined specific gain recognition on the four largest 2004 loan sales you discuss on page 17.  Please refer to the appropriate authoritative guidance supporting gain determination and include specific assumptions or models used for each major loan discussed, as appropriate.

RESPONSE: We have revised the disclosure in accordance with your comment.  This accounting policy information is added in the referenced section. Below is a detailed explanation of each of the four 2004 loan sale types.

The loan sale gains recorded in 2004 were not calculated using the guidance provided by Statement of Financial Accounting Standards No. 140, Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB statement No. 125. In 2005, management recalcuated the gains based on this guidance and found the differences to be immaterial.  A summary of the gain recorded and the gain calculated based on the guidance provided by SFAS No. 140 is shown below. Going forward in 2005 the Corporation is recording all gains of this type following the applicable guidance of SFAS No. 140.

2004 Gains on loan sales

Transaction #	Type	Gain Booked	Gain as Adjusted for FASB 140		Difference	After tax effect
Transaction 1	USDA loan	$139,000	$128,930	(a)	$10,070	$6,214
Transaction 2	2 loan pools	$96,021	$82,597	(b)	$13,424	$8,284
Transaction 3	Various	$22,000	$22,000	(c)	$0	$0
Transaction 4	Various	$246,009	$231,457	(d)	$14,552	$8,980

Totals		$503,030	$464,984		$38,046	$23,478

(a) through (d) - The detail for the gain calculated using the guidance of FAS 140 is shown in Addendum A.

Note 12 - page F-18

21.                                   COMMENT: You refer to a two-for-one stock split on December 31, 2003.  Revise to include a footnote in Note 1 and revise Note 15 to detail this split and disclose whether or not the relevant portions of your financial statements have been revised.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added to Note 1 and Note 15.

Note 15 - page F-21

22.                                   COMMENT: Please revise to include relevant details regarding your prior public offerings of public shares.  Include the month/year, number of shares sold and the price per share.  You may opt to include a table or include in a textual presentation.

RESPONSE: We have revised the disclosure in accordance with your comment.  This information is added to 15.

Signature Page

23.                                   COMMENT: In future amendments, please include the date of signature.

RESPONSE: This is noted and will be added in the future.

Sincerely,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ

/s/ Mark L. Miller

Mark L. Miller

Addendum A

First Transaction on Form 10

USDA Loan sold

Gain calculated under SFAS No. 140
Principal balance of loan	2,375,000
USDA guaranty as a percentage	80.00%
Stated rate on loan	6.75%
Rate to investor if USDA portion sold	6.50%
Price paid for guaranteed portion	107.32%
Fair value of unguaranteed portion (1)	100.00%
Estimated servicing right value (2)	0.50%

Allocation of basis:	Contractual Amount	Fair Value	Percentage of Total Fair Value	Allocated Carrying Amount
USDA portion	1,900,000	2,039,000	80.80%	1,919,011
Unguaranteed portion	475,000	475,000	18.82%	447,048
Service right		9,500	0.38%	8,941
Basis	2,375,000	2,523,500	100.00%	2,375,000

Journal entry

	DR	CR
Loan		1,919,011
Cash	2,039,000
Servicing Right	8,941
Gain		128,930	(a)
	2,047,941	2,047,941

(1)- Management determined no discount on the fair value of the unguaranteed portion was needed as a loan with similar credit quality, pricing and payment characteristics would be approved by the Bank in the normal course of business.

(2)- Management determined a servicing right should be valued lower than the current industry levels for 1-4 family mortgage servicing rights based on higher costs to service these loans and a limited market for servicing rights for this type of loan.

Narrative (dollars in thousands)

In the first transaction, the Bank earned $139 on the sale of the $1,900 guaranteed portion of a local loan transaction guaranteed by the USDA. The gain recorded was the difference between the funds received and the principal amount of the loan that was sold.  Following the applicable guidance in SFAS No. 140 would have resulted in recording a gain of $129.

Second Transaction on Form 10

2 loan pools sold

Gain calculated under SFAS No. 140
Principal balance of loans	$2,302,467
Stated yield on loans	various
Yield to investor (1)	various
Estimated servicing right value (2)	0.20%
Recourse obligation (3)	0.60%
Interest-Only Strip (4)	$96,020

	Fair Value	Percentage of Total Fair Value	Allocated Carrying Amount
Loans	$2,302,467	95.81%	$2,206,055
Servicing Right	$4,605	0.19%	$4,412
Interest-Only Strip	$96,020	4.00%	$92,000

	$2,403,092	100.00%	$2,302,467

Journal entry

	DR	CR
Loans		2,302,467
Cash	2,302,467
Servicing Right	4,412
Recourse Obligation		13,815

Interest-Only Strip	92,000
Gain		82,597	(b)
	2,398,879	2,398,879

(1)- Management sold all loans (small ticket leases) with the right to receive interest income of less than the original yield.

(2)- Management determined a servicing right should be valued lower than the current industry levels for 1-4 family mortgage servicing rights based on higher costs to service these loans, a limited market for servicing rights for this type of loan and a relatively short-term.

(3)- 9 of 34 accounts that later experienced charge offs paid on time the first six months.  Reserve for total portfolio is 1.6%.  9/34ths of 1.6% is .42%.  Used .60%

(4)- The interest only strip was determined as the difference in the present value of future cash flows between the yield on the original loan and the yield acquired by the buyer of the loan.  Management calculated this difference for each loan included in the loan pools.

Narrative (dollars in thousands)

In the second transaction, the Bank sold two $1.2 million pools from the small ticket lease portfolio to a community bank and earned $96. The gain recorded was the present value of the difference between the cash flows associated with the loans before and after the sale.  Following the applicable guidance in SFAS No. 140 would have resulted in recording a gain of $83. The pools consist of 20 and 22 equipment lease transactions which have a credit score of 675 or higher, and at least six months perfect payment record.  The Bank provides the purchasing bank with a single monthly payment and a net loss guarantee for the performance of the loans in the pool.  The Bank retains the servicing obligation for the individual transactions and earns a gain on the spread between the rate earned by the Bank and the rate at which the pool is sold.

Third Transaction on Form 10

Various loans sold

Gain calculated as recorded
Cash proceeds received	$4,022,000
Carrying value of loans at time of transfer	$(4,000,000)
Gain recorded	$22,000	(c)

Gain calculated under SFAS No. 140

(same as above - there are no retained interests or obligations)

Narrative (dollars in thousands)

In a third transaction, the Bank sold $4 million in loans previously funded by the Bank for one of the Bank’s lease broker partners.  In this transaction, loans included in the sold portfolio were paid in full and no further servicing obligation remains.  The Bank earned a fee of $22 on this transaction. This transaction was recorded in accordance with guidelines established by SFAS No. 140.

Fourth Transaction on Form 10

Various loan pools

Gain calculated under SFAS No. 140
Principal balance of loans	$21,419,000
Stated yield on loans	various
Yield to investor (1)	various
Estimated servicing right value (2)	0.20%
Recourse obligation (3)	0.25%
Interest-Only Strip (4)	$246,009

	Fair Value	Percentage of Total Fair Value	Allocated Carrying Amount
Loans	$21,419,000	98.67%	$21,133,996
Servicing Right	$42,838	0.20%	$42,268
Interest-Only Strip	$246,009	1.13%	$242,736

	$21,707,847	100.00%	$21,419,000

Journal entry

	DR	CR
Loans		21,419,000
Cash	21,419,000
Servicing Right	42,268
Recourse Obligation		53,548
Interest-Only Strip	242,736
Gain		231,457	(d)
	21,704,004	21,704,004

(1)- Management sold all loans (small ticket leases) with the right to receive interest income of less than the original yield.

(2)- Management determined a servicing right should be valued lower than the current industry levels for 1-4 family mortgage servicing rights based on higher costs to service these loans, a limited market for servicing rights for this type of loan and a relatively short-term.

(3)- 9 of 34 accounts that later experienced charge offs paid on time the first six months.  Reserve for total portfolio is 1.6%.  9/34ths of 1.6% is .42%.  Used .25%.  Loans are of above average credit quality

(4)- The interest only strip was determined as the difference in the present value of future cash flows between the yield on the original loan and the yield acquired by the buyer of the loan.  Management calculated this difference for each loan included in the loan pools.

Narrative (dollars in thousands)

The fourth transaction was the sale of individual loans.  The Bank recognized $246 in gains on sale from $21,419 in loans. The gain recorded was the present value of the difference between the cash flows associated with the loans before and after the sale. Following the applicable guidance in SFAS No. 140 would have resulted in recording a gain of $231.